

06002997

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2006 209 MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
B-40844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Affiliated Equities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ward Parkway, Suite 345
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dyer (816) 561-5755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa, (City) KS (State) 66219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Affiliated Equities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SUSAN C. SCHMITT
Notary Public, State of Missouri
Clay County
Commission # 06825451
My Commission Expires January 17, 2010
NOTARY
SEAL

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANCE AFFILIATED EQUITIES CORPORATION

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliance Affiliated Equities Corporation
Kansas City, Missouri

We have audited the accompanying balance sheets of Alliance Affiliated Equities Corporation (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

February 10, 2006

ALLIANCE AFFILIATED EQUITIES CORPORATION

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 18,466	$ 22,245
Prepaid NASD fees	11,920	12,468
Income tax receivable		2,237
Total current assets	30,386	36,950
FIXED ASSETS		
Office equipment	6,432	6,432
Accumulated depreciation	(6,432)	(5,938)
	-	494
	$ 30,386	$ 37,444
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ -	$ 1,204
STOCKHOLDER'S EQUITY		
Non-cumulative preferred stock, $10.00 par value, 2,500,000 shares authorized, none issued	-	-
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding	7,500	7,500
Class B common stock, $.01 par value, 5,000,000 shares authorized, none issued	-	-
Additional paid-in capital	11,500	11,500
Retained Earnings	11,386	17,240
	30,386	36,240
	$ 30,386	$ 37,444

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commission Income	$ 2,243,679	$ 1,375,248
EXPENSES		
Commissions and salaries	830,874	721,621
Service fees	1,306,800	477,300
Regulatory Agencies Registration Fees	13,717	14,098
Other	100,576	158,982
	2,251,967	1,372,001
NET INCOME (LOSS) FROM OPERATIONS	(8,288)	3,247
OTHER INCOME (EXPENSES)		
Interest and dividend income	798	562
Other income	1,636	224
	2,434	786
NET INCOME (LOSS) BEFORE TAXES	(5,854)	4,033
INCOME TAX EXPENSE	-	948
NET INCOME (LOSS)	$ (5,854)	$ 3,085

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
OPERATING ACTIVITIES		
Net income (loss)	$ (5,854)	$ 3,085
Add depreciation	494	425
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Change in prepaid expenses	548	(428)
Change in income tax receivable	2,237	2,643
Change in accrued liabilities	(1,204)	418
Cash provided by operating activities	(3,779)	6,143
NET CHANGE IN CASH	(3,779)	6,143
CASH, BEGINNING OF YEAR	22,245	16,102
CASH, END OF YEAR	$ 18,466	$ 22,245

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Class A Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2003	$ 7,500	$ 11,500	$ 14,155	$ 33,155
Net income			3,085	3,085
Balances, December 31, 2004	7,500	11,500	17,240	36,240
Net income			(5,854)	(5,854)
Balances, December 31, 2005	$ 7,500	$ 11,500	$ 11,386	$ 30,386

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Alliance Affiliated Equities Corporation ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Corporation wholly owned by Mr. David Dyer, an individual.

   b. Revenue Recognition - Fees from commissions and the related costs are recognized in the period in which the commissions are actually received from the sponsor.

   c. Office Equipment - Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   d. Advertising Costs - Advertising costs are expensed as incurred.

   e. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

   At December 31, 2005 the Company had a net operating loss carry forward for income tax purposes of approximately $2,050.

   SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company's operations are not currently generating taxable income, management believes that a deferred tax asset should not be included in the financial statements of the Company.

4. NET CAPITAL REQUIREMENTS

   The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $18,466 and $21,041, which met the $5,000 requirement.

5. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2005 and 2004; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 are also omitted.

6. RELATED PARTY TRANSACTIONS

In 2005 and 2004, service fees of $1,306,800 and $477,300 were paid to a corporation owned by the Company's sole stockholder.

* * * * *

ALLIANCE AFFILIATED EQUITIES CORPORATION
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

NET CAPITAL

Total Stockholder's Equity	$ 30,386
Less Non-Allowed Assets	
Prepaid NASD fees	11,920
Net Capital	$ 18,466
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Company's fourth quarter FOCUS report	$ 18,180
Plues audit adjustment to financial statements	286
Net Capital reported above	$ 18,466

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Directors and Shareholders of
Alliance Affiliated Equities Corporation

In planning and performing our audit of the financial statements of Alliance Affiliated Equities Corporation as of December 31, 2005, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

Reznick Cox + Company

February 10, 2006